UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _______*)
THRIFTY PRINTING INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

885875 10 4
(CUSIP Number)

Harvey Lalach
 101-4837 Canyon Ridge Cresent, Kelowna, BC V1W 4A1
Tel: 250-764-9701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 25, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.  [   ]


SCHEDULE 13D
CUSIP
No.
885875 10 4

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

Athanasios Skarpelos
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [   ]
(b)   [   ]
3
SEC USE ONLY


4
SOURCE OF FUNDS (See Instructions)

PF
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)

[   ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Greek
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER


1,562,500 shares of common stock

8
SHARED VOTING POWER


N/A

9
SOLE DISPOSITIVE POWER


1,562,500 shares of common stock

10
SHARED DISPOSITIVE POWER


N/A
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,562,500 shares of common stock
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

[   ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.8%, based on 3,200,000 shares of common stock
outstanding on April 25, 2006
14
TYPE OF REPORTING PERSON (See Instructions)

IN
Item 1. Security and Issuer
This Schedule relates to shares of common stock, par value
$0.001 (the Shares), of Thrifty Printing Inc.., a Nevada
corporation (the Issuer).
The principal executive offices of the Issuer are located at 101-4837 Canyon Ridge Cresent, Kelowna, BC V1W 4A1
Item 2. Identity and Background
(a)	Name:  Athanasios Skarpelos.
(b)	Business Address:  14, Rue Kleberg CH-1201, Geneva
Switzerland.
(c)	Present Principal Occupation:  Self-employed Businessman.
(d)	Mr. Skarpelos has not, during the past five years, been
convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors).
(e)	Mr. Skarpelos has not, during the past five years, been a
party to a civil proceeding of a judicial or administrative
body of competent jurisdiction, which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting
or mandating activities subject to, federal or state
securities laws or finding any violation with respect to
such laws.
(f)	Citizenship:  Mr. Skarpelos is a citizen of Greece.
Item 3. Source and Amount of Funds or Other Considerations
Mr. Skarpelos acquired beneficial ownership of 1,562,500 by way of a cash purchase using his personal funds.
Item 4. Purpose of Transaction
Mr. Skarpelos purpose of the transaction was for personal investment and to acquire control of the Issuer. As a result of the transaction, Mr. Skarpelos holds 1,562,500 shares or 48.82%, of the outstanding Shares of the Issuer as of April 25, 2006.
Mr. Skarpelos reserves the right to actively pursue various proposals which could relate to or would result in:
(a)	the acquisition by any person of additional securities of
the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Issuer or any
of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management
of the Issuer, including any plans or proposals to change
the number or term of directors or to fill any existing
vacancies on the board;
(e)	any material change in the present capitalization or
dividend policy of the Issuer;
(f)	any other material change in the Issuers business or
corporate structure;
(g)	changes in the Issuers charter, by-laws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	causing a class of securities of the Issuer to be delisted
from a national securities exchange or to cease to be
authorized to be quoted in an inter-dealer quotation system
of a registered national securities association;
(i)	a class of equity securities of the Issuer becoming
eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; and
(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	As of April 25, 2006 , Mr. Skarpelos beneficially owned
1,562,500 Shares, or 48.8%, of the Issuers outstanding
stock.
(b)	Mr. Skarpelos holds the sole power to vote or to direct the
vote, and to dispose or to direct the disposition of all of
the Shares reported in this Schedule.
(c)	Other than the transaction set out in Item 3, and the
transactions that occurred in connection with such
transaction, Mr. Skarpelos has not effected any
transactions in the Shares of the Issuer during the past 60
days.
(d)	Not applicable.
(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between Mr. Skarpelos and any other person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
Affiliate Stock Purchase Agreement Dated April 25, 2006 among
Yang Wu, Pei Ru Wu, Athanasios Skarpelos and Harvey Lalach.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 28, 2006

/s/  Athanasios Skarpelos

Athanasios Skarpelos
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